SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

The Real Brokerage Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

75585H206
(CUSIP Number)

June 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☐	Rule 13d–1(c)

☒	Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75585H206

1	NAMES OF REPORTING PERSONS
JONATHAN KOLBER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
ISRAEL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,169,899

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
9,169,899

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,169,899

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.84% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The percentage is calculated based upon 189,454,169 common shares issued and outstanding as of May 1, 2024 as reported on the Issuer’s Form 6-K filed on May 15, 2024.

Item 1(a).	Name of Issuer:

The Real Brokerage Inc. (“Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

133 Richmond Street West, Suite 302, Toronto, Ontario, Canada M5H 2L3

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by Jonathan Kolber (the “Reporting Person”).

Item 2(b).	Address or principal business office or, if none, residence:

The principal address of the Reporting Person is 15 Ha’Sadot Rd, Kfar Shmaryahu, Israel.

Item 2(c).	Citizenship:

See Row 4 of the cover page for the citizenship or place of organization of the Reporting Person.

Item 2(d).	Title of class of securities:

Common shares, no par value.

Item 2(e).	CUSIP No.:

The CUSIP number of the common shares is 75585H206.

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not Applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The information set forth in Rows 5 through 11 on the cover page is hereby incorporated by reference into this Item 4 as set forth below.

(a)	Amount beneficially owned by the Reporting Person: 9,169,899 as of June 30, 2024.

During the three month period ended June 30, 2024, Anfield Ltd. sold an aggregate of 1,967,045 commons shares of the Issuer. As a result, the Reporting Person beneficially owns all of these 9,169,899 common shares as of June 30, 2024 through Anfield Ltd. which holds such common shares directly.  Anfield Ltd. is wholly-owned by the Reporting Person and the Reporting Person has sole voting power over Anfield Ltd.

(b)	Percent of class the Reporting Person beneficially owned: 4.84% as of June 30, 2024.

The percentage is calculated based upon 189,454,169 common shares issued and outstanding as of May 1, 2024 as reported on the Issuer’s Form 6-K filed on May 15, 2024.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 9,169,899

See Row 5 of cover page for the Reporting Person.

(ii)	Shared power to vote or to direct the vote: 0

See Row 6 of cover page for the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of: 9,169,899

See Row 7 of cover page for the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for the Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1 to this statement on Schedule 13G/A.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2024

/s/ Jonathan Kolber
Jonathan Kolber

EXHIBIT 1

CONTROLLED COMPANIES

NAME OF CONTROLLED COMPANY	JURISDICTION OF INCORPORATION	CATEGORY
Anfield Ltd.	ISRAEL	CO